SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended December 31, 2002

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission file number 1-15399

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Packaging Corporation of America

Thrift Plan for Hourly Employees

B.                                     Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Packaging Corporation of America
1900 West Field Court
Lake Forest, IL 60045

Packaging Corporation of America
Thrift Plan for Hourly Employees

Page
A. Financial Statements
Report of Independent Auditors	3
Financial Statements:
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6
B. Exhibits
Item 23.1 Consent of Independent Auditors
Item 99.1 Certification of Chairman of the Benefits Administration Committee and Plan Administrator Pursuant to 18 U.S.C. §1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Report of Independent Auditors

Benefits Administration Committee

Packaging Corporation of America Thrift Plan for Hourly Employees

We have audited the accompanying Statements of Net Assets Available for Benefits of the Packaging Corporation of America Thrift Plan for Hourly Employees (the Plan) as of December 31, 2002 and 2001, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois

June 6, 2003

Packaging Corporation of America
Thrift Plan for Hourly Employees
Statements of Net Assets Available for Benefits

	December 31,
	2002	2001

Assets
Interest in Master Trust	$60,598,794	$63,946,829
Contributions receivable:
Company	25,319	22,151
Participants	86,142	76,286
	60,710,255	64,045,266
Liabilities
Administrative expenses	15,878	22,030
Net assets available for benefits	$60,694,377	$64,023,236

See accompanying notes.

Packaging Corporation of America
Thrift Plan for Hourly Employees
Statements of Changes in Net Assets Available for Benefits

	Year Ended Dec. 31, 2002	Year Ended Dec. 31, 2001

Additions
Contributions:
Company	$1,816,291	$1,701,014
Participants	6,554,882	6,145,667
Rollover	11,257	14,349
Net investment loss from Master Trust	(8,074,286)	(6,785,775)
Total additions	308,144	1,075,255
Deductions
Administrative expenses	131,821	96,123
Benefit payments	3,505,182	3,320,806
Total deductions	3,637,003	3,416,929
Net decrease	(3,328,859)	(2,341,674)
Net assets available for benefits at beginning of year	64,023,236	66,364,910
Net assets available for benefits at end of year	$60,694,377	$64,023,236

See accompanying notes.

Packaging Corporation of America
Thrift Plan for Hourly Employees
Notes to Financial Statements
December 31, 2002

1.                                      Description of the Plan

The following description of the Packaging Corporation of America (the Company or PCA) Thrift Plan for Hourly Employees (the Plan) provides only general information. Participants should refer to the applicable Summary Plan Description, including the special appendix sections (Special Appendix) for a more complete description of eligibility requirements, contribution limits, Company matching contributions, if any, and vesting provisions.

General

The Plan is a defined–contribution plan, established February 1, 2000, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan covers eligible hourly employees of the Company, its subsidiaries, and covered groups that have adopted the Plan. Assets of $67,040,116 were transferred from the Pactiv Corporation Thrift Plan for Hourly Employees on February 1, 2000. Pactiv Corporation owned the predecessor company to Packaging Corporation of America prior to April 12, 1999.

Contributions

Eligible employees electing to participate in the Plan may make salary deferral contributions through payroll deductions based upon the deferral percentage limits specified in the separate Special Appendix, with such contributions limited to $11,000 for 2002 and $10,500 for 2001. The Company contributes on behalf of the participants a matching contribution equal to an amount detailed in each location’s Special Appendix.

The Company matching contributions are invested in the Plan’s investment funds based on the participant investment elections.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company contributions, and an allocation of Plan earnings/(loss). Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately 100% vested in the value of their pre-tax contributions and rollovers from other qualified plans.

The Company’s matching contribution, if any, becomes vested in accordance with the schedule detailed in each covered location’s Special Appendix.

Upon attainment of age 65, or termination of employment due to death or permanent disability, a participant will become 100% vested in the Company matching contributions. Forfeited non-vested accounts will be applied to reduce future Company matching contributions.

Investment Options

Participants may elect to invest their account balances in any of the available investment options provided by the Plan.

Participants may change their investment options on any business day.

Benefit Payments

In the event of retirement (as defined), death, permanent disability, or termination of employment, the vested balance in the participant’s account will be distributed to the participant or the participant’s beneficiary in a single lump-sum cash payment. The portion of the participant’s account invested in the PCA Common Stock Fund shall be distributed in kind.

Certain participants, as specified in each location’s Special Appendix, who have attained age 55 may elect an in-service withdrawal from the value of their vested Company matching contribution account. Certain participants, as specified in each location’s Special Appendix, who have attained age 59½ may elect to withdraw all or part of their entire account balances.

Certain participants, as specified in each location’s Special Appendix, may, subject to the approval of the Plan Administrator, make a hardship withdrawal from their salary deferral contributions. A hardship withdrawal shall only be made in the event of a financial need constituting a hardship.

Administrative Expenses

Administrative expenses are paid from Plan assets, to the extent not paid by the Company.

Participant Loans

Certain participants, as specified in each location's Special Appendix, may borrow an amount up to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000. Such loans, which are payable over a term specified by the Plan, bear interest at the prime rate as published by the Wall Street Journal and are secured by a participant’s account balance in the Plan. Loans must be repaid within 54 months with principal and interest payments made through payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.                                      Significant Accounting Policies

Investment Valuation and Income Recognition

The Plan’s beneficial interest in the PCA Master Trust (Master Trust) represents the Plan’s share of the Master Trust’s investments stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The fair value of participation units owned by the Master Trust in the common collective trust and mutual funds and the fair value of the commingled fund were based on quoted redemption value on the last business day of the Plan’s fiscal year. Participant loans are stated at their unpaid principal balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date plus one basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Contributions

Participant contributions are made through payroll deductions and recorded in the period the deductions are made. Company contributions are deposited as soon as administratively practicable after each pay period.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.                                      Master Trust

The Master Trust includes assets of the Plan and the Packaging Corporation of America Retirement Savings Plan for Salaried Employees. The Plan’s investment in the Master Trust is stated at the Plan’s equity in the net assets of the Master Trust at December 31, 2002 and 2001.

The following table presents the fair value of investments for the Master Trust:

	December 31,
	2002	2001

Assets
Mutual funds	$61,153,513	$78,248,470
Common collective trust fund	60,892,586	52,987,609
Common stock	16,481,185	24,666,212
Commingled fund	10,378,146	13,037,137
Participant loans	18,412,845	3,511,325
Total assets	$167,318,275	$172,450,753

Plan’s percentage interest in Master Trust at December 31, 2002 and 2001	36.22%	37.08%

Mutual fund securities are comprised of investments in the following funds: PIMCO Total Return, Washington Mutual, Europacific Growth, Founders Discovery, INVESCO Total Return, and Fidelity Growth Company. The common stock funds are invested in PCA, Pactiv and Tenneco Automotive stock. The common collective trust fund is invested in PRIMCO IRT Stable Fund. The commingled fund is invested in the BGI Equity Index Fund.

The common stock fund included 946,626 and 699,870 shares of PCA, with a market value of $17,266,458 and $12,702,541 at December 31, 2002 and 2001, respectively.

Investment income is allocated to each participating plan in the Master Trust at the end of each month. The allocation is based on each plan’s individual interest in the Master Trust.

Investment income (loss) for the Master Trust was as follows:

	Year Ended December 31, 2002	Year Ended December 31, 2001

Interest	$3,208,282	$3,257,774
Dividends	1,164,758	1,199,158
Net realized and unrealized appreciation (depreciation) in fair value of:
Mutual funds	(21,689,641)	(20,150,367)
Common stock	2,567,464	4,837,015
Commingled fund	(2,983,859)	(1,883,742)
Total investment loss	$(17,732,996)	$(12,740,162)

4.                                      Tax Status

The Plan has received a favorable determination letter dated May 9, 2001 from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee of Packaging Corporation of America has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Packaging Corporation of America
Thrift Plan for Hourly Employees
(Name of Plan)

Date: June 30, 2003
/s/ Stephen T. Calhoun
Stephen T. Calhoun
Vice President—Human Resources

INDEX TO EXHIBIT

Exhibit Number	Description

23.1	Consent of Independent Auditors
99.1	Certification of Chairman of the Benefits Administration Committee and Plan Administrator Pursuant to 18 U.S.C. §1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.